Exhibit 99.1

Relief Therapeutics Announces PKU GOLIKE Study Results Presentation at SSIEM 2024

GENEVA (SEPT. 2, 2024) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select specialty, unmet and rare diseases, announced today that interim data from its clinical trial evaluating PKU GOLIKE® will be presented at the Society for the Study of Inborn Errors of Metabolism (SSIEM) 2024 Annual Symposium being held in Porto, Portugal.

The Company-sponsored, randomized, crossover, controlled study was conducted by the Inherited Metabolic Disorders Unit at Birmingham Children’s Hospital, UK. This study evaluated the benefits of PKU GOLIKE compared to standard amino acid protein substitutes in controlling overnight phenylalanine (Phe) fluctuations in the pediatric population with phenylketonuria (PKU).

An oral presentation titled “Randomized Investigation to Evaluate PHE Fluctuation After Overnight Fasting in PKU Patients Treated with Prolonged Release versus Standard Amino Acid Protein Substitute,” will be presented by Prof. Anita MacDonald, a leading dietitian in inherited metabolic disorders. Preliminary results suggest that PKU GOLIKE reduces blood phenylalanine levels and increases blood tyrosine levels overnight compared to standard amino acid protein substitutes. Should these findings be confirmed, they would demonstrate PKU GOLIKE’s enhanced ability to prevent the toxic accumulation of Phe in PKU patients during prolonged fasting periods.

Relief plans to report final and comprehensive study results following the completion of ongoing data analysis.

For more information on this study (NCT05487378), please visit clinicaltrials.gov.

ABOUT PKU GOLIKE®

PKU GOLIKE products are Foods for Special Medical Purposes (FSMPs) for the dietary management of PKU in children and adults. Developed with Relief’s proprietary, patent-protected Physiomimic Technology™ drug delivery platform, PKU GOLIKE products are the first prolonged-release amino acid FSMPs, characterized by a special coating that ensures physiological absorption of the amino acids mirroring that of natural proteins, while also masking the unpleasant taste and odor typically associated with amino acids. PKU GOLIKE products are marketed in the U.S. by Eton Pharmaceuticals Inc. under an exclusive license and supply agreement with Relief, in key European markets by Relief, and select countries worldwide through licensing and distribution partners.

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ABOUT RELIEF

Relief is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief's portfolio offers a balanced mix of marketed, revenue-generating products, proprietary, globally patented TEHCLO™ and Physiomimic™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare skin diseases, rare metabolic disorders, and rare respiratory diseases. In addition, Relief is commercializing several legacy products via licensing and distribution partners. Headquartered in Geneva, Relief is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, visit www.relieftherapeutics.com.

CONTACT:

RELIEF THERAPEUTICS Holding SA

Jeremy Meinen

Chief Financial Officer

contact@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, including its ability to achieve its corporate, development and commercial goals, and other factors which could cause the actual results, financial condition, performance or achievements of Relief to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including whether the final results will confirm the currently available data from the NCT05487378 study, and those described in Relief's filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could impact the outcome. Copies of Relief's filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief does not undertake any obligation to update the information contained herein, which speaks only as of this date.

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